Filed by: Brookline Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PCSB Financial Corporation

Exchange Act File Number of

Subject Company: 001-38065

The following is a joint press release of Brookline Bancorp, Inc. (“Brookline”) and PCSB Financial Corporation (“PCSB”) announcing the extension of the election deadline in connection with the proposed merger of PCSB with and into Brookline.

Brookline Bancorp, Inc. and PCSB Financial Corporation Announce Extension of Election Deadline

BOSTON, MA and YORKTOWN HEIGHTS, NY – December 13, 2022 -- Brookline Bancorp, Inc. (NASDAQ: BRKL) (“Brookline”) and PCSB Financial Corporation (NASDAQ: PCSB) (“PCSB”) announced today that the deadline for stockholders of PCSB to elect the form of consideration that they wish to receive in PCSB’s pending merger with Brookline has been extended to 5:00 p.m. on December 20, 2022. This extension is intended to reduce the potential time between the election deadline and the effective date of the merger. The closing of the merger remains subject to customary closing conditions, including receipt of approvals from various federal and state regulatory agencies.

Any PCSB stockholder who has previously submitted an Election Form and Letter of Transmittal will have the opportunity to change his or her election by submitting a new Election Form and Letter of Transmittal prior to the new deadline. If a stockholder does not wish to change a previously submitted election, no action needs to be taken. PCSB stockholders with questions regarding the election materials or who wish to obtain copies of the election materials should reach out to PCSB Investor Contact (information listed below) or Broadridge Corporate Issuer Solutions, the shareholder services agent, at (866) 741-7908 or by email at shareholder@broadridge.com.

ABOUT BROOKLINE BANCORP, INC.

Brookline Bancorp, Inc., a bank holding company with approximately $8.7 billion in assets and branch locations in eastern Massachusetts and Rhode Island, is headquartered in Boston, Massachusetts, and operates as the holding company for Brookline Bank and Bank Rhode Island. Brookline Bancorp, Inc. provides commercial and retail banking services and cash management and investment services to customers throughout Central New England. More information about Brookline Bancorp, Inc. and its banks can be found at www.brooklinebank.com and www.bankri.com.

ABOUT PCSB FINANCIAL CORPORATION

PCSB Financial Corporation is the bank holding company for PCSB Bank. PCSB Bank is a New York-chartered commercial bank that has served the banking needs of its customers in the Lower Hudson Valley of New York State since 1871. It operates from its executive offices and 14 branch offices located in Dutchess, Putnam, Rockland and Westchester Counties in New York. For more information, please visit www.pcsb.com.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Brookline filed a registration statement on Form S-4 with the SEC, which contains the proxy statement of PCSB and the prospectus of Brookline, as well as other relevant documents concerning the proposed transaction. Stockholders of PCSB are encouraged to read the registration statement, including the proxy statement/prospectus that is a part of the registration statement, and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction, PCSB and Brookline. The proxy statement/prospectus was mailed to PCSB stockholders on August 12, 2022 and is available for free on the SEC’s website at www.sec.gov. The proxy statement/prospectus is available for free by contacting Carl M. Carlson, Brookline’s Co-President and Chief Financial Officer, at (617)-425-5331 or Jeffrey M. Helf, Chief Financial Officer of PCSB, at (914) 248-7272.

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Brookline or PCSB of the proposed merger, Brookline’s and PCSB’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookline and PCSB to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of PCSB’s operations with those of Brookline will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by Brookline’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Brookline’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or PCSB’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Brookline and PCSB disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

BROOKLINE INVESTOR CONTACT:

Contact:               Carl M. Carlson

Brookline Bancorp, Inc.

Co-President, Chief Financial and Strategy Officer

(617) 425-5331

ccarlson@brkl.com

PCSB INVESTOR CONTACT:

Contact:               Joseph D. Roberto

PCSB Financial Corporation

Chairman, President and Chief Executive Officer

(914) 248-7272

jroberto@mypcsb.com